

August 8, 2012

Via E-mail
Mr. Paul Herendeen
Executive Vice President and
Chief Financial Officer
Warner Chilcott plc
1 Grand Canal Square, Docklands
Dublin 2, Ireland

Re: **Warner Chilcott plc**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-53772

Dear Mr. Herendeen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Sales, page 58

1. You state on page 58 "When comparing reported product sales between periods, it is important to consider whether estimated pipeline inventories increased or decreased during each period." Please provide us with proposed disclosure to be included in future periodic reports that clarifies the effect that changes in pipeline inventory has had on your revenue and results of operations. Please tell us how you considered the guidance in Staff Accounting Bulletin Topic 13(A)(4)(b) in recording revenue. In addition, your disclosure on page 65 indicates that your net sales have decreased 8% overall for the year ended December 31, 2011 compared to December 31, 2010, with Actonel sales decreasing 25%. Inventory has not changed significantly. Please tell us how much of the inventory relates to Actonel for

each period presented. Your disclosure on pages 9 and 10 indicate that you are no longer promoting Actonel in certain territories. Please tell us if you have recorded any write-downs relating to Actonel inventory, particularly inventory in the territories for which patent exclusivity has expired and why you believe the reserve for inventory obsolescence is adequate.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

2. Although you disclose the aspects of health care reform legislation that affect the company, you do not quantify its impact on your financial statements other than the amount of the branded prescription drug fee you recorded in your statement of earnings in 2011. You disclose that you do not believe that the impact of increased Medicaid rebates will be material to your net sales. If the impact will be material to your income before income taxes, please provide us with proposed revised disclosure to be included in Management's Discussion and Analysis in future periodic reports indicating the amount of the reduction to revenues for the increased Medicaid rebate in 2011 and 2010 and for additional rebate associated with the Medicare Part D "donut hole" in 2011. Finally, if you believe that the expected effects of health care reform legislation in 2012 and beyond will be materially different than the 2011 trends, include the expected effects in the proposed revised disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel N. Parker
Accounting Branch Chief